Exhibit 99.9

CODE OF BUSINESS CONDUCT AND ETHICS POLICY

1.0                               OBJECTIVE

1.1                               The vision of Fortis is to be a leader in the North American utility industry and the leading service provider within our service areas.

1.2                               In pursuing this vision, we are committed to the highest standards of ethical business practice and conduct.  We make this commitment to our shareholders, employees, customers, partners, and to the communities we serve.

1.3                               The objective of this Code of Business Conduct and Ethics (“Code”) of Fortis is to meet the commitment embodied in paragraph 1.2 by conducting ourselves in accordance with the values and principles embodied in this Code of Business Conduct and Ethics.

2.0                               APPLICATION

2.1                               This Code applies to the employees, officers, directors, and to the extent feasible also to consultants, contractors and representatives of Fortis and each Fortis subsidiary (in each case, for purposes of this Code, an “employee”).  For purposes of this Code, “Fortis” or the “Corporation” refers to Fortis Inc. and, for those employees of a Fortis subsidiary, that subsidiary.  Subsidiaries of Fortis may adopt a separate code of business conduct provided that it is consistent with this Code.

2.2                               This Code describes the specific standards of ethical business practice and conduct expected of each Fortis employees in each country in which Fortis does business.  This Code does not cover every situation or action that an employee may encounter.  Should an employee have any doubt about the correct legal or ethical action in a given situation, such employee should seek guidance from their supervisor, a member of senior management or the Vice President, Chief Legal Officer and Corporate Secretary of Fortis (the “CLO”).

2.3                               Any questions with respect to this Code should be directed to the CLO.

3.0                               DEFINITIONS

3.1                               “CEO”  means the President and Chief Executive Officer of Fortis.

3.2                               “CFO” means the Executive Vice President, Chief Financial Officer of Fortis.

3.3                               “CLO” has the meaning ascribed in section 2.2.

3.4                               “Confidential Information” has the meaning ascribed in section 6.4;

3.5                               “Executive Officer” means an executive officer as defined in National Instrument 51-102 or as defined in Rule 3b-7 of the Exchange Act (United States);

3.6                               “Material Information” has the meaning ascribed in section 7.1.

3.7                               “VP Investor Relations” means the Vice President, Investor Relations.

4.0                               COMPLIANCE WITH LAWS AND STANDARD OF BUSINESS CONDUCT

4.1                               Employees are required to conduct the business of Fortis in accordance with the applicable laws, rules and regulations of Canada, the United States and the other countries in which it operates.

4.2                               All relationships with customers, business partners, potential business partners, suppliers, competitors, government officials, regulators, the general public and other stakeholders must be honest, fair, courteous, respectful, conducted with integrity and with due regard for the protection of the interests involved.

4.3                               Employees shall not, directly or indirectly, offer bribes or kickbacks, nor promise any other improper benefit for the purpose of influencing any customer, supplier, public official or any other person, nor will they, directly or indirectly, accept bribes, kickbacks or any other improper benefit which could influence or appear to influence them in the performance of their duties.

5.0                               CORPORATE PROPERTY

5.1                               Every employee has a personal responsibility to protect the assets of the Corporation, including, without limitation, tangible assets, (such as equipment and facilities) and intangible assets (corporate opportunities, intellectual property, trade secrets and business information) from misuse or misappropriation.  No employee shall obtain, use or divert Fortis property for personal use or benefit or use the Corporation’s name or purchasing power to obtain personal benefits.  All assets of Fortis must be used lawfully in furtherance of corporate objectives.

5.2                               Contracts to which Fortis is a party shall be in writing.  Any “side” or “comfort” letters which are not attachments to the main contract should not be accepted without the prior advice and approval of the CLO.

6.0                               PROPRIETARY AND CONFIDENTIAL INFORMATION

6.1                               Employees shall not disclose any confidential or proprietary information about the Corporation, or any person or organization with which the Corporation has a current or potential business relationship, to any person or entity, either during or after service with the Corporation, except (i) in furtherance of the business of Fortis, (ii) with the written authorization of a member of senior management or (iii) as may be required by law.  Employees shall return all proprietary and confidential information in their possession forthwith upon the termination of their employment with Fortis.

6.2                               Employees must disclose any invention, improvement, concept, trademark or design prepared or developed in connection with their employment with Fortis and Fortis is the exclusive owner of such property.

6.3                               Employees shall comply with the Corporation’s Privacy Policy and any applicable privacy policy established by a Fortis subsidiary.

6.4                               For purposes of this Code, the term “confidential information” means all information which is non-public, confidential or proprietary in nature, in any format (including written, oral, visual, electronic or otherwise) disclosed by Fortis or arising from a relationship with Fortis, including without limitation:

(a)                                                         all information pertaining to the Corporation’s customers or employees, including customer address and payment information;

(b)                                                         all business plans, strategies, financial data, costs, sales information, financial results, legal and contractual matters;

(c)                                                          and all price lists, marketing and sales plans, operational processes, training and knowledge base materials, internal reports and analyses.

Confidential information does not include information that is or becomes generally available to the public, other than as a result of an unauthorized disclosure, or is or becomes available from a source other than Fortis (provided that the source of such information was not prohibited from disclosing such information).  If an employee is unsure whether information is confidential, no disclosure should be made without consulting with their supervisor, a member of senior management or the CLO.

7.0                               INSIDER TRADING

7.1                               “Material Information” is any information relating to the business and affairs of Fortis that results in, or would reasonably be expected to result in,  a significant change in the market price or value of any of the Corporation’s securities, and includes any information that a reasonable investor would consider important in making an investment decision.

7.2                               It is a breach of securities laws and this Code for an employee in possession of Material Information to trade or tip others to trade in the securities of Fortis or its subsidiaries or those of any party to any undisclosed transaction to which a Fortis entity is a party.

7.3                               Please refer to the Insider Trading Policy prior to trading in, or providing anyone else with information to trade in, the securities of Fortis.  Any questions regarding the Insider Trading Policy, what constitutes Material Information or insider trading generally should be directed to the CLO.

8.0                               COMMUNICATIONS DEVICES

8.1                               The Corporation’s communication resources (phone systems, computers, faxes and mobile devices):

(1)         are to be used for business purposes, with incidental personal use permitted provided such use does not negatively impact productivity, compromise system capacity or contravene applicable law or any Fortis policy; and

(2)         are not to be used for improper or illegal activities such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files.

8.2                               The Corporation’s communication resources are owned by Fortis and are monitored and audited for improper usage, security purposes and network management.

8.3                               When using these resources to transmit or receive confidential, sensitive or proprietary information, appropriate security precautions should be taken.

9.0                               REPORTING OF FINANCIAL TRANSACTIONS

9.1                               Compliance with generally accepted accounting principles and internal controls is expected at all times and all Fortis books of account, records and other documents must accurately account for and report all assets, liabilities and transactions. For example, no employee shall:

(1)         cause the Fortis books or records to be incorrect or misleading in any way;

(2)         participate in creating a record intended to conceal any improper transaction;

(3)         delay the prompt or correct recording of disbursements of funds;

(4)         hinder or fail to cooperate to ensure full disclosure with internal or external auditors, the CFO or other officers of Fortis to ensure that all issues relating to internal and external audit reports are resolved;

(5)         conceal knowledge of any untruthful, misleading or inaccurate statement or record, whether intentionally or unintentionally made; or

(6)         conceal or fail to bring to the attention of appropriate supervisors transactions that do not seem to serve a legitimate commercial purpose.

9.2                               Any inquiry that an employee receives from financial analysts and others associated with the financial and investment communities shall be directed to the VP Investor Relations or the CFO.

9.3                               Employees must report any violation of this Code, including any potential or suspected violations of accounting standards or securities laws and regulations in accordance with the Corporation’s Policy on Reporting Allegations of Suspected Improper Conduct and Wrongdoing.  Employees are protected from any form of retaliation or punishment when they report concerns honestly.  See Section 17.2 of this Code for more detail.

10.0                        EMPLOYEE RELATIONS, HEALTH, SAFETY, ENVIRONMENT AND HUMAN RIGHTS

10.1                        Fortis is committed to ensuring its employees are treated fairly, compensated appropriately, and hired and promoted without discrimination by reason of race, nationality, ethnic origin, color, religion, age, gender, marital status, family status, sexual orientation, political belief or disability. Any employee whose actions are inconsistent with these principles will be disciplined, up to and including dismissal.

10.2                        Fortis shall establish and maintain safe working conditions and conduct its operations in an environmentally responsible manner in accordance with applicable environmental laws, regulations and standards.

10.3                        Employees have a right to work in a professional, respectful and safe workplace environment.  Fortis expects its employees to treat each other, customers and third-parties with respect and dignity.  Fortis has zero tolerance for harassment, including violence (verbal or physical), discrimination, sexual harassment, retaliation and any other form of abusive or inappropriate behaviour in the workplace.

11.0                        CONFLICTS OF INTEREST

11.1                        Employees must not engage in any activity which could give rise, or could be perceived to give rise to, a conflict between an employee’s personal interests and the interests of Fortis.  Employees are required to arrange their private affairs in a manner which prevents conflicts or the appearance of conflicts.  If an employee believes they may have a conflict such interest should be disclosed and direction sought from their supervisor, a member of senior management or the CLO.

11.2                        Executive Officers and directors of Fortis are prohibited from accepting, directly or indirectly, personal loans from Fortis or any of its subsidiaries in accordance with Section 402 of the Sarbanes-Oxley Act of 2002.

11.3                        The remainder of this Section 11 is a non-exhaustive list of examples where a conflict of interest could arise.

Employee Interests and Activities

11.4                        In the absence of express approval from a member of senior management, employees must not, either directly or indirectly (through families, friends or otherwise):

(1)                           place themselves in a position where any benefit or interest other than employment could be derived from a transaction with Fortis;

(2)                           contract with or render services to Fortis outside of their employment;

(3)                           participate in activities that compete with Fortis or that interfere or appear to interfere with their duties and responsibilities to Fortis;

(4)                           appropriate to themselves any business opportunity in which Fortis may be interested;

(5)                           convey Material Information to others or take Material Information for their own use or benefit; or

(6)                           have a financial or other interest in any entity doing business with Fortis (other than an interest of 1% or less in a publicly traded entity).

11.5                        Employees must consult with the CEO, and the Chair of the Governance and Nominating Committee and the Chair of the Board and obtain prior approval from the Chair of the Board (or in the case of the Chair of the Board, the Chair of the Governance and Nominating Committee) before agreeing to serve on the board of directors or similar body of a for profit seeking enterprise or government agency.  Serving on a board of directors of a not-for-profit organization does not require prior approval, provided such appointment does not pose a conflict of interest with the Corporation in respect of contributions or supply of services.

Outside Employment and Volunteering

11.6                        Outside interests must not adversely affect employee performance or objectivity at work.  A consulting or employment relationship in any capacity with any person or entity with which the Corporation has a current or potential business relationship may give rise to a conflict of interest.  While Fortis encourages community contribution and charitable service, the contribution of corporate time or resources for such activities should only be provided with the approval of senior management.

12.0                        POLITICAL CONTRIBUTIONS

12.1                        No funds or assets of Fortis shall be contributed to any political party or organization, or any candidate for public office, except where such contribution is permitted by applicable law and authorized by senior management or the Board, in accordance with Corporation’s Political Contributions Policy.

12.2                        No employee shall, directly or indirectly, exert influence on another employee to support any political cause, party or candidate.  Any attempt at such exertion of influence must be reported.

13.0                        PAYMENTS TO AGENTS, CONSULTANTS AND GOVERNMENT OFFICIALS

13.1                        All commissions, fees or other payments to agents or consultants acting on behalf of Fortis shall be made in accordance with sound business practices and be reflective of the reasonable value of the services performed.

13.2                        No payments, gifts or favours may be made to any person in a position of trust or responsibility with the intent to induce them to violate their duties or to obtain favourable treatment for Fortis or any of its employees.

13.3                        Except as specifically permitted by law, payments, gifts of substantial value or lavish entertainment provided to government officials or personnel are prohibited.

13.4                        Neither Fortis nor its employees shall knowingly aid or abet any person or entity to circumvent laws, evade income taxes or defraud the interests of Fortis shareholders or creditors.

14.0                        GIFTS, PAYMENTS AND ENTERTAINMENT

14.1                        No gift or benefit of any kind shall be given or received by any employee conducting business on behalf of Fortis where it might be perceived that an obligation is created or a favour expected of the recipient.  The giving of gifts or promotional items of modest value in the context of appropriate business conduct is permissible.

14.2                        Receipt of excessive entertainment is prohibited, however it is permitted to accept hospitality or entertainment, provided it is reasonably within the limits of responsible and generally accepted business practice.

14.3                        In circumstances where doubt arises as to the propriety of accepting a gift, direction from senior management should be sought as to the gift’s acceptance and disposition.

15.0                        INTERNATIONAL OPERATIONS

15.1                        International operations at all of the locations where Fortis does business must be conducted in accordance with the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act of 1977 and similar anti-corruption legislation in the other jurisdictions in which Forts operates.  This legislation establishes prohibitions on the bribing of foreign officials for the purposes of obtaining or retaining business in a foreign jurisdiction.  There are extensive provisions dealing with the accounting requirements designed to reveal any payments for such purposes.  Breaches may result in severe penalties including fines and imprisonment.  The full text and comprehensive explanations of the legislation is available from the CLO.

15.2                        In the foreign jurisdictions in which Fortis operates, particular care must be taken in the retention of agents, partners and associates to ensure no transgression of applicable legislation occurs.

16.0                        COMPETITION AND ANTI-TRUST LEGISLATION

16.1                        Fortis and its employees must comply with all Canadian and other applicable foreign competition and antitrust legislation.  Behavior which is prohibited under such legislation includes activities such as agreements with competitors to allocate markets or customers, price fixing or agreements to control prices, the boycotting of certain suppliers or customers, bid-rigging, misleading advertising, price discrimination, predatory pricing, price maintenance, refusal to deal, exclusive dealing, tied selling, delivered pricing and the abuse of dominant position.

16.2                        Should an employee face a situation which may constitute a breach of such legislation or creates any doubt about the correct legal or ethical action, such employee should seek guidance from their supervisor, senior management or CLO.

17.0                        COMPLIANCE AND ENFORCEMENT

Compliance

17.1                        Strict adherence to this Code and all other Fortis policies applicable to employees is mandatory.  Failure to comply may result in disciplinary action up to and including termination.  In interpreting this Code, the spirit as well as the literal meaning, of the language shall be observed.  Employees should seek guidance from senior management if they have any questions regarding the interpretation or application of this Code.

Reporting Violations and Non-Retaliation

17.2                        Any violations of this Code or other Fortis policies shall be reported promptly and in accordance with the Policy on Reporting Allegations of Suspected Improper Conduct and Wrongdoing.  Reports, discussions or inquiries will be kept in strict confidence to the extent appropriate or permitted by policy or law.  Requests to remain anonymous will be respected in accordance with applicable laws.  No retaliatory action will be taken against an employee or contractor for providing good faith information, either internally or to a government authority, or for participating in any proceeding concerning alleged violations of any laws or policies.  Disciplinary measures may be taken against an employee or contractor if they participated in prohibited activity, even if they reported it.  In accordance with such policies, Fortis has retained the services of NAVEX Global, a third-party provider of confidential, anonymous reporting services, accessible by telephone at 1-866-294-5534 or through the internet at www.FortisInc.ethicspoint.com.

Waiver and Amendment

17.3                        Waivers of this Code may be granted from time to time in limited circumstances where the Person seeking waiver makes written application to the Governance and Nominating Committee.  Any such waivers will be publicly disclosed in accordance with applicable laws, rules and regulations.

17.4                        Fortis may, in its sole discretion and without prior notice, amend or modify any provisions of this Code.

18.0                        CODE REVIEW

18.1                        This Code shall be reviewed periodically.